EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT
THIS EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT (the “Agreement”) is made this 5th day of June, 2026 by and among Muzinich Aviation Income Fund (mAIR), a Delaware statutory trust (the “Fund”), and Muzinich & Co., Inc., a Delaware corporation (“the Investment Manager”).
WITNESSETH:
WHEREAS, the Investment Manager acts as investment adviser to the Fund pursuant to an Investment Management Agreement with the Fund (the “Investment Management Agreement”);
NOW, THEREFORE, in consideration of the Fund engaging the Investment Manager pursuant to the Investment Management Agreement and other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties to this Agreement agree as follows:
1.Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Fund’s Prospectus as currently in effect.
2.The Investment Manager agrees with the Fund to waive fees that it would otherwise have been paid, and/or to assume expenses of the Fund (a “Waiver”) if required to ensure the Total Annual Operating Expenses of the Fund (excluding any taxes; fees and interest payments on borrowed funds; fees and expenses, including dividend and interest expenses, associated with the issuance of preferred shares; brokerage commissions and transactional and other investment-related costs and expenses; distribution and shareholder servicing fees (whether paid pursuant to a Rule 12b-1 plan or otherwise); acquired fund fees and expenses (as determined in accordance with SEC Form N-2); dividend expenses on short sales; expenditures which are capitalized in accordance with generally accepted accounting principles; and extraordinary or non-routine expenses, such as expenses incurred in connection with any merger or reorganization with, or the acquisition of all or substantially all of the assets of, another fund, redomiciling the Fund, litigation, potential litigation and indemnification expenses and expenses incurred in the initial registration and offering of Fund shares) do not exceed 2.00% of the average daily net assets of the Fund (the “Expense Limit”).
3.This Agreement shall become effective upon the commencement of the Investment Manager’s management of the continuous investment program for the Fund (the “Effective Date”). This Agreement shall terminate upon the earlier of termination of the Investment Management Agreement or on the first anniversary date of the Effective Date.
4.For a period not to exceed three (3) years from the date on which a Waiver is made, the Investment Manager may recoup amounts waived or assumed, provided the Investment Manager is able to effect such recoupment and the Fund and each share class will remain in compliance with the applicable Expense Limit in place at the time of the Waiver or at the time of the recoupment. To the extent that such recoupment is due, the Fund shall effect such payment as promptly as possible upon request from the Investment Manager. To the extent that the full amount of such waived amount or expense assumed cannot be recouped as provided in the previous sentence within such applicable three-year period, such recoupment right shall be extinguished.
5.The Fund’s obligation to make recoupment payments to the Investment Manager shall survive the termination of this Agreement.

6.The Investment Manager agrees that it shall look only to the assets of the Fund for performance of this Agreement and for any claims for payment. No trustees, officers, employees, agents or shareholders of the Fund shall be personally liable for performance by the Fund under this Agreement.
7.The Fund agrees that it shall look only to the Investment Manager for performance of this Agreement and for any claims for payment. No directors, trustees, officers, employees, agents or shareholders of the Investment Manager shall be personally liable for performance by the Investment Manager under this Agreement.
8.This Agreement will be construed in accordance with the laws of the state of Delaware and the applicable provisions of the Investment Company Act of 1940, as amended (the “1940 Act”). To the extent the applicable law of the State of Delaware, or any of the provisions in this Agreement, conflict with the applicable provisions of the 1940 Act, the applicable provisions of the 1940 Act will control.
9.Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms or provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.
10.This Agreement constitutes the entire agreement between the parties to this Agreement with respect to the matters described in this Agreement.
IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the date first written above.

MUZINICH AVIATION INCOME FUND (mAIR) /s/ Benjamin J. Eirich By: Benjamin J. Eirich Title: President
MUZINICH & CO., INC. /s/ Cheryl Rivkin By: Cheryl Rivkin Title: Chief Administrative Officer